SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer's ID (CNPJ/MF): 43.776.517/0001-80

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, hereby informs its shareholders and the market in general that the Regulatory Agency for Sanitation and Energy of the State of São Paulo (ARSESP - Agência Reguladora de Saneamento e Energia do Estado de São Paulo), published Resolution nº 788, with changes in the schedule of  the stages 6 and 7 of the 2nd Ordinary Tariff Revision (OTR), without changing the dates of  the stages 8 and 9, more specifically, the Publication of the 2nd OTR final results, which was remained on May 10, 2018, as illustrated below.

ARSESP Resolution nº 788 – Timeline for the Final Stage of Sabesp’s 2nd OrdinaryTariff Revision
Stage	Description	Period
6	Analysis of Sabep's data and preparation of the preliminary technical note for the calculation of the Final P0	By March 26, 2018
7*	Public Consultation and Public Hearing on the Final P0 proposal	From March 27 to April 17, 2018
8	Analysis of received contributions and publication of detailed report on the Final P0 proposal	By May 9, 2018
9	Publication of the 2nd OTR final results: Final Technical Note and Resolution with the tariff table	By May 10, 2018

(*) Public Hearings will be held on the following dates, places and times:

April 9, 2018 – City of São José dos Campos – 2 pm to 5 pm

Auditório Mário Covas - Câmara Municipal de São José dos Campos - Rua Desembargador Francisco Murilo Pinto, 33 - Vila Sta. Luzia CEP: 12209-535 – São José dos Campos – SP

April 10, 2018 – City fo São Paulo - 2 pm to 5 pm

Auditório Espaço da Cidadania “André Franco Montoro” - Secretaria da Justiça e da Defesa da Cidadania - Pátio do Colégio, 184 – Centro CEP 01016-040 - São Paulo – SP

April 12, 2018 – City of Itapetininga – 2 pm to 5 pm

Plenário "Humberto Pellegrini" – Câmara Municipal de Itapetininga Rua José Soares Hungria, 489 - Jardim Marabá - CEP 18213-601- Itapetininga - SP

The company will keep the market updated on the develpoments of the matter within this notice.

São Paulo, March 22, 2018.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 23, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.